Exhibit 21

Parent	Subsidiary	Percentage of Ownership	State of Incorporation or Organization of Subsidiary

Sunshine Financial, Inc.	Sunshine Savings Bank	100%	United States

Sunshine Savings Bank	Sunshine Member Insurance Services, Inc.	100%	Florida